KONA GRILL, INC.

7150 East Camelback Road, Suite 220

Scottsdale, Arizona 85251

June 18, 2014

TRANSMITTED VIA EDGAR

Loan Lauren P. Nguyen

Special Counsel

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Kona Grill, Inc. (the “Company”)

Registration Statement on Form S-3

Filed May 16, 2014

File Number 333-196039

Dear Ms. Nguyen:

The undersigned respectfully requests that the Registration Statement on Form S-3 of Kona Grill, Inc. (SEC File No. 333-196039) be declared effective at 9:30 a.m., Washington, D.C. time, on Friday, June 20, 2014, or as soon thereafter as is practicable.

In connection with this request, the Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, such declaration does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.

Sincerely,

KONA GRILL, INC.

By:	/s/ Berke Bakay
Berke Bakay, Chief Executive Officer